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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                  (CHECK ONE):

(X) Form 10-K and Form 10-KSB  ( ) Form 20-F       ( ) Form 11-K

( ) Form 10-Q and Form 10-QSB  ( ) Form N-SAR

For Period Ended:  November 30, 2001

( ) Transition Report on Form 10-K
( ) Transition Report on Form 20-F
( ) Transition Report on Form 11-K
( ) Transition Report on Form 10-Q
( ) Transition Report on Form N-SAR

For the Transition Period Ended:

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           Nothing in this Form shall be construed to imply that the
           Commission has verified any information contained herein.

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     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


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PART I--REGISTRANT INFORMATION

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     CRYO-CELL International, Inc.
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     Full Name of Registrant (Former Name if Applicable)


     3165 McMullen Booth Road, Building B
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     Address of Principal Executive Office (Street and Number)


     Clearwater, FL  33761
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     City, State and Zip Code


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PART II--RULES 12b-25(b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

[X]   (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date;
           or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]   (c)  The accountant's statement or other exhibit required by
           Rule 12b-25(c) has been attached if applicable.

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PART III--NARRATIVE
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Management is in the process of finalizing the operating results of the year.
The information could not be gathered and analyzed without unreasonable effort and expense to the Company. Form 10-KSB will be filed as soon as practicable and within the 15 day extension period.
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PART IV--OTHER INFORMATION
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     (1) Name and telephone number of person to contact in regard to this notification

     Jill Taymans          727              450-8000
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     (Name)            (Area Code)      (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15 (d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report (s) been filed? If the answer is no, identify report (s).

                              [X] Yes    [ ]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                              [X] Yes    [ ]  No

     If so; attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results could not be made.

     In fiscal year ended November 30, 2001 as compared to fiscal year ended November 30, 2000, the Company will report estimated net income of $899,000 versus an actual net loss of $1,490,680. The Company is waiting on additional information from its foreign investments.



                         CRYO-CELL International, Inc.
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  February 28, 2001    By:  /a/ Daniel D. Richard
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                                 Name:  Daniel D. Richard
                                 Title: Chairman and Chief
                                        Executive Officer